SECURIT  SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyoming Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101 Yellowstone Road, Suite 100
(No. and Street)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

Cheyenne	**Wyoming**	**82009**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd P. Bishop, President **(307) 432-4146**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

123 West First Street	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Todd P. Bishop**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


NOTARY PUBLIC
COUNTY OF LARAMIE
STATE OF WYOMING
MY COMMISSION EXPIRES NOV. 10, 2007

Todd P. Bishop
Signature

President/CEO
Title

Debra A. Janicek
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Filed as public information pursuant
to Rule 17a-5(d) under the Security
Exchange Act of 1934.

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PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and our independent auditor's report are for the internal use and regulatory requirements of Wyoming Financial Securities, Inc., its Board of Directors, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

February 23, 2007

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WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash and cash equivalents	$	168,459
Due from clearing organization		102,706
Deposit with clearing organization		100,000
Commissions receivable from mutual fund companies and others		28,105
Property and equipment, net		38,096
Other assets		58,015
	$	495,381
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables		
Commissions	$	45,510
Trade		4,434
Accrued expenses		34,162
Note payable		14,884
Capital lease payable		5,532
Total liabilities		104,522
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		279,834
Retained earnings		111,025
Total stockholders' equity		390,859
	$	495,381

See accompanying notes to the financial statements

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NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Wyoming Financial Securities, Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company primarily serves individual and institutional customers in the State of Wyoming.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies

Basis of Accounting
On July 31, 2006, the Board of Directors elected to change the Company's fiscal period end from March 31 to December 31. In accordance with this change, the statements of income, stockholders' equity and cash flows for the period ended December 31, 2006 cover a period of nine months (also, see Note 6).

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include all cash and money market accounts, with original maturities of three months or less and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Securities Transactions
Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Property and Equipment
Property and equipment is stated at cost. Depreciation of furniture, fixtures, computers, and vehicle is computed using the declining balance method over estimated useful lives of five to ten years.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Intangible Asset

The intangible asset, included in other assets on the statement of financial condition, represents a customer list which was recognized as of January 1, 2006 as a result of the purchase of 100% of the Company's stock by its employees. The customer list is amortized on a straight-line basis over a five year period, management's best estimate of its useful life. Although the Company may intend to add customer names and other information to the list in the future, the expected benefits of the acquired customer list relate only to the customers on the customer list as the date of its acquisition. The customer list is reviewed for impairment annually and impairment is recognized when the customer accounts materially decrease within the original customer list. At December 31, 2006, the Company recognized $9,053 impairment loss on its customer list asset.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits.

Advertising Costs

The Company expenses advertising costs as incurred. The Company's advertising costs for the nine month period ended December 31, 2006 were $14,599.

Accounting Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Other Assets

At December 31, 2006, the Company's other assets included the following:

Prepaid expenses	$	14,114
Employee advances		4,062
Deposits		5,681
Customer list, net of $8,540 accumulated amortization		34,158
	$	58,015

Amortization expense on the customer lists was $6,131, for the nine month period ended December 31, 2006.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 2. Other Assets (Continued)

Estimated aggregate amortization expenses for each of the next five years is as follows:

For the year ending December 31:		
2007	$	8,540
2008		8,540
2009		8,539
2010		8,539
	$	34,158

Note 3. Property and Equipment

At December 31, 2006, the Company had the following property and equipment:

Furniture, fixtures and office equipment, including an asset acquired under a capital lease in the amount of $8,473 (Note 9)	$	16,997
Computers		8,884
Vehicles		26,687
		52,568
Less accumulated depreciation, including $2,723 applicable to an asset acquired under a capital lease		14,472
	$	38,096

Note 4. Note Payable

At December 31, 2006, the Company had an outstanding note payable to a bank in the amount of $14,884. This note payable is due March 2011 and is payable in monthly installments of $335, which includes interest at 6.5%. The note is collateralized by a vehicle. The portion of the note payable due within the next fiscal year is $3,142 as of December 31, 2006.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $260,380, which $160,380 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.40 to 1.

Note 6. Income Tax Matters and Change in Tax Status

For the nine month period ended December 31, 2006, the Company, with the consent of its stockholders, elected to be taxed under sections of federal income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's income, deductions, losses and credits. On July 31, 2006, the Company's stockholders approved this election effective with the short tax year beginning on April 1, 2006 and ending on December 31, 2006.

As a result of the July 31, 2006, election, on that date the Company eliminated the net deferred tax liability and the federal income tax payable of $18,364 and $26,830, respectively, by a credit to income tax expense.

Note 7. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of those with which it conducts business.

Note 8. Employee Benefits

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation ranging from zero percent to the maximum percentage allowable not to exceed the limits of Code Section 401(k). Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company is required to match a portion of the employees' contribution. For 2006, the rate of Company match was 100% of the employee's elective deferrals that do not exceed four percent of the employee's compensation. Total expense recorded for the Company's match was $29,166 for the nine month period ended December 31, 2006.

Note 9. Lease Commitments and Total Rental Expense

The Company leases its Casper, Cody and Cheyenne office space under operating lease agreements, expiring December 2007, respectively. It also leases the Jackson office space under operating lease agreements, expiring May 2007, respectively. The total minimum rental commitment at December 31, 2006 under these leases is $36,646.

The total rental expense included in the statement of operations for the nine month period ended December 31, 2006 was $30,530.

Note 9. Lease Commitments and Total Rental Expense (Continued)

In addition, the Company leases copying equipment under one operating lease agreement, expiring December 2007, respectively, and has one capital lease, expiring April 2008. The total minimum lease commitment at December 31, 2006 under these leases is $7,914 which is due as follows:

During the year ending December 31:	Operating	Capital
2007	$ 2,382	$ 4,388
2008	-	1,463
	2,382	5,851
less interest portion	-	319
	$ 2,382	$ 5,532

The total lease expense included in the statement of operations for the nine month period ended December 31, 2006 was $4,092.

Note 10. Related Party Transactions

Nine months ended December 31, 2006, the Company had recorded management fee revenue from a related management company of $9,514. Also as of December 31, 2006, the Company had a receivable from the same related management company noted above for $141.

Note 11. Shareholders' Buy/Sell Agreement

As of September 22, 2006, the Company entered into a shareholders' buy/sell agreement. In the event of a shareholder's death, the Company or remaining shareholders will purchase the shares of the decedent shareholder based on an appraisal.

END

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